April 15, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Original Follows By Mail

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
Your letter dated January 29, 2009
Response letter dated March 2, 2009
Your letter dated March 26, 2009
File No. 1-32468

In our review of your comments in your letter of March 26, 2009, we have determined that further information is needed for our Gahcho Kué Project from our letter to you of March 2, 2009.

Accordingly, we propose to further clarify how we account for the Project in our Note 5 (or equivalent) of our March 31, 2009 financial statements and have updated our response to your comment #5 of your letter of January 29, 2009 as follows:

Note 5 - Investment in Gahcho Kué Project

5.  It is unclear from the disclosure in this note, or your discussion of accounting policies in Note 2, how you are accounting for the activities related to the Gahcho Kué Project.  Please modify your disclosure to clearly explain your accounting policy as it relates to this investment.

MANAGEMENT’S RESPONSE: Our Form 20-F for the year ended March 31, 2008 includes discussion of the Joint Venture Agreement between the Company and De Beers Canada Inc. with respect to the Gahcho Kué Project.  Specifically, De Beers Canada Inc. is responsible for funding the operations of the Project, and earns an increasing interest at various key times of funding, with repayment beginning when the mine is in production.  We will augment our disclosure of the terms of this agreement, and of our accounting treatment of the Gahcho Kué Project.

We propose including the following revised draft disclosure in Note 5 (or equivalent) to our financial statements for the year ended March 31, 2009 to be included in our Form 20-F for that period in order to better describe the terms of the agreement and the accounting policy relating to this investment, as follows:

5.	Gahcho Kué Project:

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.  De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

De Beers Canada has agreed to carry all costs incurred by the Project, and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Key decisions are made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study.  If they do not proceed with the definitive feasibility study, De Beers Canada’s interest will be reduced to a 30% participating interest.

If called upon to fund the definitive feasibility study, De Beers Canada’s interest in the Project will increase to 55% on completion of the study.  If called upon to fully fund the capital for construction of a mine, De Beers Canada’s interest in the Project will increase to 60% on the commencement of commercial production.

The Company is not responsible for funding the Project and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

Additionally, we propose to augment our disclosure in our Significant Policy Note 2(e) in our March 31, 2009 financial statements to clarify our accounting policy as follows:  (the following has been updated for new Canadian guidance included in EIC-174 - “Mining Exploration Costs”)

2.	Significant accounting policies:

(e)	Gahcho Kué Project:

The Company considers the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment”, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit of production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete exploration, development, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 - “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” (“AcG-11”) affects mining companies with respect to the deferral of exploration costs.  EIC-174 refers to CICA Handbook Section 3061. "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

EIC-174 also sets forth the Committee’s consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required.  With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting writedowns are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project and other projects have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

In response to your letter of March 26, 2009, we are providing our response to your comments.  We have included the text of your comments in bold type below.

Form 20-F for the Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

1.  The disclosure within your document seems to imply that you account for your involvement in the Gahcho Kué Project as a mineral property in accordance with CICA Handbook Section 3061 “Property, Plant and Equipment”.  For example, your disclosure within Note 1 explains that “The Company is in the process of exploring and permitting its mineral properties ...” and that “The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development...”.  Per review of your consolidated balance sheet, it does not appear you have any amounts recorded as mineral properties or deferred exploration costs.  We further note a lengthy accounting policy discussion in which you explain how you account for mineral property and deferred exploration costs.

As it does not appear you incur costs considered to be a mineral property or deferred exploration costs, please modify the disclosure throughout your document to clearly explain that your participation in the Gahcho Kué Project is considered an investment, and that you do not have assets identified as mineral properties or deferred exploration costs.

MANAGEMENT’S RESPONSE: Our response as amended for comment #5 of your letter of January 29, 2009 as above (re: Note 5 of our financial statements), and our proposed augmenting of Note 2(e) of our financial statements - Significant Accounting Policies: Gahcho Kué Project clarifies that we do consider our costs for the participation in the Gahcho Kué Project to be an investment in a mineral property under the CICA Handbook Section 3061, “Property Plant and Equipment” and other accounting guidelines.

Note 5 - Investment in Gahcho Kué Project

2.  Your response to prior comment five from our letter dated January 29, 2009 explains that you will revise disclosure in future filings to explain that you account for your involvement in the Gahcho Kué Project as an investment.  Please also disclose how you evaluate this investment for loss in value.

MANAGEMENT’S RESPONSE:   Our Significant Accounting Policies Note 2(e) defines how we evaluate any impairment in value for the Gahcho Kué Project.  We consider the guidance in AcG-11 as well as that of Section 3063 of the CICA Handbook, “Impairment of Long-Lived Assets”.

3.  As you account for your involvement in the Gahcho Kué Project as an investment, please tell us and modify your disclosure to identify where such investment is reflected in your Consolidated Statements of Operations and Deficit.  See paragraph 27 of Section 3061 (assume Section 3051) of the CICA Handbook for guidance.

MANAGEMENT’S RESPONSE:  As indicated, the accounting treatment for the Gahcho Kué Project follows CICA Handbook Section 3061.

4.  Please tell us if you have considered the guidance in paragraph 29 of Section 3061 of the CICA Handbook, and if true, why you have not provided the disclosures required by such guidance.

MANAGEMENT’S RESPONSE:  Amortization of the costs deferred as the Gahcho Kué Project is defined in our Significant Accounting Policy Note 2(e).  Specifically, “... direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company are deferred until the properties are brought into production, at which time, the deferred costs will be amortized on a unit of production basis ..... at which time an appropriate charge will be made”.

We appreciate the Commission’s comments with respect to our Form 20-F for the year ended March 31, 2008, and will incorporate them into future filings.  Please let us know if you have any further comments.

Yours truly,

/s/ Jennifer Dawson

Jennifer Dawson
Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO